UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: March 2, 2015
Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare
L-1610 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 2, 2015, Pacific Drilling S.A. (the “Company”) amended its Senior Secured Credit Facility, 2013 Revolving Credit Facility and 2014 Revolving Credit Facility to, among other things, (i) exclude indebtedness relating to the Pacific Meltem from the net debt calculation of the leverage ratio covenants for the period from September 30, 2015 until (but not including) June 30, 2016 and (ii) extend the dates on which step-ups of the projected debt service coverage ratio covenant in the Senior Secured Credit Facility were scheduled to occur.
The description of the amendments to the Senior Secured Credit Facility, 2013 Revolving Credit Facility and 2014 Revolving Credit Facility contained in this Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 4 to Senior Secured Credit Facility Agreement, Fourth Amendment to Credit Agreement and First Amendment to Credit Agreement, which are filed herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	March 16, 2015	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel & Secretary

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Amendment No. 4 to Senior Secured Credit Facility Agreement.
99.2	Fourth Amendment to Credit Agreement.
99.3	First Amendment to Credit Agreement.